     As filed with the Securities and Exchange Commission on June 30, 1998

                                                    REGISTRATION NO. 333-_______
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         -----------------------------

                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                         -----------------------------

                                  PALEX, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                              2248                   76-0520673
(STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)

                        1360 POST OAK BLVD., SUITE 800
                             HOUSTON, TEXAS 77056
                                (713) 350-6030
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                         -----------------------------

                                EDWARD E. RHYNE
                      VICE PRESIDENT AND GENERAL COUNSEL
                        1360 POST OAK BLVD., SUITE 800
                             HOUSTON, TEXAS 77056
                                (713) 350-6030
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                         -----------------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                             Proposed
Title of Shares                           Amount To Be       Maximum            Proposed Maximum           Amount of
to Be Registered                           Registered      Offering Price    Aggregate Offering Price    Registration Fee
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share    2,029,674        $9.56/(1)/        $19,403,683                 $5,725
Common Stock, $.01 par value per share    538,590/(2)/     $9.75             $ 5,251,253                 $1,592/(2)/
=================================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average high and low sale prices of the Common Stock on the Nasdaq National Market on June 23, 1998.

(2) Pursuant to Rule 429 under the Securities Act of 1933, as amended, ("Securities Act") these shares and the filing fee of $1,592 relating thereto are being carried forward to this Registration Statement from Registration Statement No. 333-28027.

                         -----------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         -----------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

********************************************************************************
*INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.  A        *
*REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE * *SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY * *OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES* *EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE *
*SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          *
*SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE * *UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF *
*ANY SUCH STATE.                                                               *
********************************************************************************

                  SUBJECT TO COMPLETION, DATED JUNE 30, 1998

                               2,568,264 SHARES

                         [LOGO OF PALEX APPEARS HERE]

                                 COMMON STOCK
                             ____________________

    This Prospectus covers 2,568,264 shares of common stock, $.01 par value (the "Common Stock), that may be offered by certain stockholders (the "Selling Stockholders") of PalEx, Inc. (together with is subsidiaries, "PalEx" or the "Company") from time to time directly or through one or more broker-dealers, in one or more transactions on The Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, or through a combination of such methods, at fixed prices, which may be changed, at market prices or at negotiated prices. All of the shares covered by this Prospectus were issued to the Selling Stockholders in connection with the Company's acquisitions of various businesses that were previously owned by various Selling Stockholders. The Company will not receive any of the proceeds from the sale of any shares by the Selling Stockholders.

    The Selling Stockholders and any broker-dealers, agents or underwriters that participate with any Selling Stockholder in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or profit received by them and any profit on the resale of the shares of Common Stock may be deemed to be underwriting commissions or discounts under the Securities Act.

    The Company has agreed to bear all printing and certain legal, filing and other similar expenses of registration of the Common Stock offered hereby under federal and state securities laws. The Selling Stockholders will bear all other expenses of this offering, including brokerage fees and any underwriting discounts or commissions.

    The Common Stock is listed on The Nasdaq National Market and trades under the symbol "PALX." The last reported sale price of the Common Stock on The Nasdaq National Market on June 26, 1998 was $9.75 per share.

                             ____________________


    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.
                             ____________________


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.



             THE DATE OF THIS PROSPECTUS IS ________ _____, 1998.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents of the Company filed with the Securities and Exchange Commission (the "Commission") (File No. 000-22237) are incorporated herein by reference:

          (1) the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1998, as filed with the Commission on May 13, 1998;

          (2) the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, as filed with the Commission on March 30, 1998 and as amended on Form 10-K/A, as filed with the Commission on April 27, 1998;

          (3) the Company's Current Report on Form 8-K, as filed with the Commission on February 27, 1998 and amended on Form 8-K/A, as filed with the Commission on April 28, 1998; and

          (4) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A, as filed with the Commission on January 17, 1997, which incorporated by reference the section titled "Description of Capital Stock" contained in the Prospectus filed with the Commission on December 24, 1996 as part of the Company's Registration Statement on Form S-1 (Registration No. 333-18683), as amended by the Company's Registration Statement on Amendment No. 1 to Form 8-A on Form 8-A/A, as filed with the Commission on January 28, 1997, and the Registration Statement on Form 8-A, as filed with the Commission on March 13, 1997 (Commission File No. 000-22237).

    In addition, all reports and other documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of effectiveness of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference into this Prospectus.

    Any statement contained herein or incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will furnish without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents incorporated by reference herein, excluding the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be made to PalEx, Inc., 1360 Post Oak Blvd., Suite 800, Houston, Texas 77056, Attention: Corporate Secretary, telephone number (713) 350-6030.

                                 THE COMPANY

     PalEx was formed in January 1996 to create a national provider of pallets and related services. Concurrently with the closing of its initial public offering on March 25, 1997 (the "Offering"), PalEx acquired three businesses engaged in pallet manufacturing and recycling. Since that time, and through May 31, 1998, the Company has acquired ten additional pallet companies, making it the largest producer of new pallets and the largest pallet recycler in the U.S. The Company provides a broad variety of pallet products and related services, including the manufacture and distribution of new pallets; the recycling of pallets (including used pallet retrieval, repair, remanufacture and secondary marketing); and the processing and marketing of various wood-based by-products derived from pallet recycling operations. The Company currently conducts its pallet operations from 38 facilities in Alabama, Arkansas, Arizona, California, Florida, Georgia, Illinois, Mississippi, North Carolina, Oklahoma, Pennsylvania, South Carolina, Texas, Virginia and Wisconsin. The Company intends to actively pursue additional acquisitions of pallet companies as part of its growth strategy.

     In separate transactions in February 1998, PalEx acquired Acme Barrel Company, Inc., Container Services Company, Consolidated Container Corporation and Drum Service Co. of Florida (collectively, the "Container Group"), expanding the Company's operations into the industrial container management industry. As a result of these acquisitions, the Company is now the largest reconditioner of steel drums in the U.S. The Company currently conducts drum reconditioning operations from 12 facilities in California, Colorado, Florida, Georgia, Illinois, Kansas, Minnesota, Utah and Washington. The Company intends to actively pursue additional acquisitions of steel drum reconditioners as part of its growth strategy.

     The Company believes that it is in a position to capitalize on the significant trends currently affecting product manufacturing and distribution practices throughout the U.S., including the increasing reliance by shippers and logistics agents on a smaller number of better capitalized, more sophisticated vendors. The Company also anticipates that, once the individual operations of the Container Group are integrated with the Company's operations, its acquisition of the Container Group will result in synergies and economies of scale by allowing the combined enterprises to more efficiently utilize their transportation fleets and systems, cross-sell services and products to the combined enterprises' customers and combine duplicate administrative functions.

                                 RISK FACTORS

     An investment in the Company involves a significant degree of risk. Prospective purchasers should carefully consider the factors set forth below, as well as the other information provided elsewhere in this Prospectus, before making an investment in the Common Stock.

     In the normal course of its business, the Company, in an effort to help keep its stockholders and the public informed about the Company's operations, may from time to time issue or make certain statements, either in writing or orally, that are or contain forward-looking statements, as that term is defined in the U.S. federal securities laws. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, projected or anticipated benefits from acquisitions made by or to be made by the Company, or projections involving anticipated revenues, earnings, or other aspects of operating results. The words "expect," "believe," "anticipate," "project," "estimate," and similar expressions are intended to identify forward-looking statements. The Company cautions readers that such statements are not guarantees of future performance or events and are subject to a number of factors that may tend to influence the accuracy of the statements and the projections upon which the statements are based, including but not limited to those discussed below. As noted elsewhere in this report, all phases of the Company's operations are subject to a number of uncertainties, risks, and other influences, many of which are outside the control of the Company, and any one of which, or a combination of which, could materially affect the results of the Company's operations and whether forward-looking statements made by the Company ultimately prove to be accurate.

     The following discussion, and discussions elsewhere in this Prospectus, outlines certain factors that could affect the Company's consolidated results of operations for 1998 and beyond and cause them to differ materially from those that may be set forth in forward-looking statements made by or on behalf of the Company.

     Termination of Relationship with CHEP. On April 29, 1998, the Company notified its largest customer, CHEP USA ("CHEP"), that PalEx was terminating all of its existing agreements with CHEP. During the fiscal year ended December 28, 1997 and the quarter ended March 29, 1998, approximately 35% and 21%, respectively, of the Company's revenues were attributable to CHEP. Certain of the Company's facilities dedicated to CHEP production may be closed, while operations at certain other facilities are reduced or converted to alternative business activities. The Company's results of operations for the quarter ended June 28, 1998 will include an after tax charge to continuing operations of between $1.0 million and $3.0 million, which represents management's estimate of the restructuring costs associated with the closing or conversion of such facilities. There can be no assurance that the Company will be able to replace the revenues attributable to CHEP or that any replacement business will be more profitable than CHEP's business.

     Limited Combined Operating History. The Company was formed in January 1996 and conducted no operations prior to the acquisition of its three founding companies in March 1997. From its inception through May 31, 1998, PalEx acquired 17 companies, and it intends to continue to make acquisitions. In most cases, the managers of the acquired companies have continued to operate their companies after being acquired by the Company. There can be no assurance that the Company will be able to successfully integrate these companies into the Company's operations or that any successful integration could occur without substantial costs, delays or other problems. In addition, there can be no assurance that the Company's executive management group will be able to oversee the combined entity and effectively implement the Company's operating or growth strategies in each of the markets that the Company serves. Finally, there can be no assurance that the pace of PalEx's acquisitions will not adversely affect the Company's efforts to integrate acquisitions and manage those acquisitions profitably.

     Supply and Demand for Lumber. Pallet prices are closely related to the changing costs and availability of lumber, the principal raw material used in the manufacture and repair of wooden pallets. Typically, lumber prices fall in oversupplied lumber markets, enabling small pallet manufacturers with limited capital resources to procure lumber and initiate production of low-cost pallets, depressing pallet prices overall and adversely affecting the Company's revenues and operating margins. The majority of the lumber used in the pallet industry is hardwood, which is only grown in certain regions of the country and which is difficult to harvest in adverse weather, making its pricing volatile. While the Company purchases plywood and lumber from numerous vendors, and believes that it will benefit from strong relationships with multiple lumber suppliers, there can be no assurance that the Company will be able to secure adequate lumber supplies in the future. Lumber supplies and costs are affected by many factors outside the Company's control, including weather, governmental regulation of logging on public lands, lumber agreements between Canada and the U.S. and competition from other industries that use similar grades and types of lumber. For example, in 1997, the Company experienced higher lumber costs resulting from the impact of wet weather on the harvesting of hardwood timber in the southeast. To the extent the Company encounters adverse lumber prices or is unable to procure adequate supplies of lumber, its financial condition and results of operations could be materially adversely affected.

     Factors Affecting Internal Growth. The Company's ability to generate internal earnings growth will be affected by, among other factors, its ability to expand the range of services offered to customers, attract new customers, increase volumes purchased by existing customers, hire and retain employees, obtain raw materials at acceptable prices, open additional facilities and reduce operating and overhead expenses.

     Reliance on Acquisitions. One of the Company's principal growth strategies is to increase its revenues and the markets it serves through the acquisition of additional pallet manufacturing and recycling and drum reconditioning companies. There can be no assurance that the Company will be able to identify or acquire additional businesses or integrate and manage such additional businesses successfully. Acquisitions may involve a number of risks, including: adverse short-term effects on the Company's reported operating results; diversion of management's attention; dependence on retention, hiring and training of key personnel; risks associated with unanticipated problems or legal liabilities; and amortization of acquired intangible assets. Some or all of these risks could have a material adverse effect on the Company's financial condition or results of operations. In addition, if consolidation becomes more prevalent in the industries in which the Company operates, then the prices for attractive acquisition candidates may increase and the number of attractive acquisition candidates may decrease and, in any event, there can be no assurance that businesses acquired in the future will achieve sales and profitability that justify the investment therein.

     Financing. The Company intends to continue to use its Common Stock for a portion of the consideration for acquisitions. If the Common Stock does not maintain a sufficient valuation or potential acquisition candidates are unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to pursue its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through future debt or equity financings. Using cash to complete acquisitions and finance internal growth could substantially limit the Company's financial flexibility, using debt could result in financial covenants that limit the Company's operations and financial flexibility, and using equity may result in significant dilution of the ownership interests of the then existing stockholders of the Company. There can be no assurance that the Company will be able to obtain financing if and when it is needed or that, if available, it will be available on terms the Company deems acceptable. As a result, the Company may be unable to pursue its acquisition strategy successfully.

     The Company is a party to a credit facility with Bank One, Texas, NA and a syndicate of banks (the "Credit Facility") that allows the Company to borrow up to $125.0 million to be used for general corporate purposes, future acquisitions, capital expenditures and working capital. The Credit Facility requires the Company to comply with various affirmative and negative covenants (including maintenance of certain financial ratios) which could limit the Company's operational and financial flexibility. The amount available to be borrowed under the Credit Facility for acquisitions or to refinance acquired company indebtedness varies from time to time depending on the level of, on a pro forma basis reflecting consummated acquisitions, the Company's capital expenditures, consolidated tangible assets, net worth, earnings before interest, taxes, depreciation and amortization and total indebtedness and related interest
expense.   The approximate level of borrowings available under the Credit
Facility at June 15, 1998 was approximately $26.4 million.

     Weather Conditions. The Company sells a significant portion of its products and services to customers who ship agricultural products. Severe weather, particularly during the harvesting seasons, may cause a reduction in demand from agricultural customers, adversely affecting the Company's revenues and results of operations. A heavy freeze or other weather adversely affecting the citrus and produce industries could have a significant negative impact on the Company's financial condition and results of operations. In addition, adverse weather conditions may affect the Company's ability to obtain adequate supplies of lumber at a reasonable cost. In October through December of 1996, the Company experienced higher lumber costs resulting from the impact of wet weather on the harvesting of hardwood timber in the southeast. Additionally, freezing weather conditions in south Florida during January 1997 adversely impacted the produce harvest thereby reducing the demand for pallets. These conditions adversely affected the Company's results of operations for the first fiscal quarter in 1997.

     Seasonality; Fluctuation of Operating Results. The Company's businesses can be subject to seasonal variations in operations and demand. The Company's operations experience the greatest demand for new pallets and reconditioned drums during the citrus and produce harvesting seasons (generally October through May), with significantly lower demand from the citrus and produce industries in the summer months. Moreover, yearly results can also fluctuate significantly, particularly in the southeast and western regions as a result of the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of freezing weather. Quarterly results may also be materially affected by the timing of acquisitions, the timing and magnitude of acquisition assimilation costs, costs of opening new facilities, gain or loss of a material customer, variation in product mix and weather conditions. In addition, the Company's revenues and gross margins can fluctuate significantly with variations in lumber prices. Accordingly, the Company's performance in any particular quarter may not be indicative of the results which can be expected for any other quarter or for the entire year.

     Labor Relations. At March 31, 1998, the Company had approximately 3,200 employees. Approximately 375 employees of the Company's drum reconditioning subsidiaries are members of various labor unions. The Company's inability to negotiate acceptable contracts with these unions as existing agreements expire could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized employees were to engage in a strike or other work stoppage, or other employees were to become unionized, the Company could experience a significant disruption of its operations and higher ongoing labor costs, which could have a material adverse effect on the Company's business and results of operations.

     Management of Growth. The Company expects to grow both internally and through acquisitions. Management expects to expend significant time and effort in evaluating, completing and integrating acquisitions and opening new facilities. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance that such additional management will be identified and retained by the Company. If the Company is unable to manage its growth efficiently and effectively, or is unable to attract and retain additional qualified management, then the Company's financial condition and results of operations could be materially adversely affected.

     Competition. The markets for pallet manufacturing and recycling services and drum reconditioning services are highly fragmented and competitive. Competition on pricing is often intense and the Company may face increasing competition from pallet leasing or other pallet systems providers, which are marketed as less expensive alternatives to new pallet purchasers. CHEP's pallet leasing system competes with new pallet sales to the grocery and wholesale distribution industries, and may expand into other industries in the future. In addition, pallet manufacturing and recycling operations are not highly capital intensive, and the barriers to entry in such businesses are minimal. Certain other smaller competitors may have lower overhead costs and, consequently, may be able to manufacture or recycle pallets or provide drum reconditioning services at lower costs than the Company. Other companies with significantly greater capital and other resources than the Company (including CHEP) may enter or expand their operations in the pallet manufacturing and recycling businesses or drum reconditioning business in the future, changing the competitive dynamics of each of these industries. The Company has competed in the past, and will continue to compete, with lumber mills in the sale of new pallets and with manufacturers of new steel and plastic drums. Lumber mills typically view pallet manufacturing as an opportunity to use the lower grade lumber that would otherwise represent waste that must be disposed by the mill.

     While the Company estimates, based on industry sources, that non-wooden pallets currently account for less than 10% of the pallet market and that non-steel drums currently account for approximately 30% of the 55-gallon drum market, there can be no assurance that the Company will not face increasing competition in the future from pallets fabricated from non-wooden components and 55-gallon drums fabricated from non-steel components.

     Effect of Non-Compete Agreement. Sonoma Pacific and its former stockholders are parties to non-competition agreements which may restrict until July 31, 1998, Sonoma Pacific's and its affiliates' and former stockholders' ability to engage in any activity or business enterprise or own an interest in any entity which engages in any activity or business enterprise which competes with First Alliance Logistics Management, L.L.C. (the "Alliance"), an organization whose membership includes pallet recyclers and manufacturers and was created to pursue the national and global marketing and management of pallet systems, including the sale or leasing of pallets. Interstate and its former stockholder were parties to similar non-competition agreements that terminated on January 14, 1998. The Company has been notified by the Alliance that it intends to enforce the terms of the non-compete agreements as it deems appropriate, although the Alliance has not to date commenced legal proceedings and the Company does not know when, if ever, such proceedings would commence. The agreements explicitly exclude from their coverage any product or services offered or sold by Interstate and Sonoma Pacific before October 1995, which are the same products or services currently offered by Interstate and Sonoma Pacific. Because of the noncompete provisions' short duration and exclusion of business currently conducted by Interstate and Sonoma Pacific, the Company believes that such agreements will not have a material adverse effect on its operations.

     Effect of Certain Charter Provisions. The Board of Directors of the Company is empowered to issue Preferred Stock without stockholder action. The existence of this "blank-check" Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise, even if such a transaction would provide greater value to the Company's stockholders than if the Company remained independent. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Certain provisions of the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by the Board of Directors.

     Dependence on Key Personnel. The Company's operations are dependent on the continued efforts of its executive officers and on senior management. Furthermore, the Company will likely be dependent on the senior management of companies that may be acquired in the future. Although the Company has entered into an employment agreement with each of the Company's executive officers, there can be no assurance that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees could have an adverse effect on the Company's business, financial condition and results of operations. The Company does not intend to carry key-person life insurance on any of its employees.

     Control by Existing Management and Stockholders. The Company's executive officers, directors and key employees (including officers of the Company's subsidiaries who were the principal stockholders of such companies prior to their acquisition by the Company), and entities and persons affiliated with them, beneficially owned, as of June 18, 1998, 67% of the outstanding shares of Common Stock. These persons, if acting in concert, will be able to continue to exercise control over the Company's affairs, to elect the entire Board of Directors and to control the disposition of any matter submitted to a vote of stockholders.

     Potential Exposure to Environmental Liabilities. The Company's operations are subject to various environmental laws and regulations, including those dealing with handling and disposal of waste products, fuel storage and air quality. As a result of past and future operations at its facilities, the Company may be required to incur remediation costs and other expenses related thereto. In addition, although the Company intends to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, there can be no assurance that the Company will be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business. See "Business - Regulation."

     In February 1998, a wholly owned subsidiary of the Company acquired Drum Service of Florida, a steel drum reconditioning company with a facility in Florida ("Drum Service"). In 1982, Drum Service was notified by the U.S. Environmental Protection Agency (the "EPA) and the Florida Department of Environmental Regulation (the "DER") that Drum Service had been identified as a potentially responsible party ("PRP") with respect to the Zellwood Groundwater Contamination Site in Orange County, Florida (the "Zellwood Site"). The Zellwood Site was designated a "Superfund" environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to the site. The Drum Service facility is located on a portion of the 57 acres constituting the Zellwood Site. The Company believes that Drum Service and its former sole shareholder were among approximately 25 entities and individuals identified as PRPs by the EPA.

     Between March 1990 and July 1996, the EPA issued various unilateral administrative orders and notices to Drum Service and the other PRPs regarding the Zellwood Site. Those orders and notices demanded reimbursement from the PRPs of approximately $2 million of the EPA's costs related to the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $5.1 million. Drum Service and the other PRPs did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing its previous orders.

     Drum Service has maintained comprehensive general liability insurance coverage over the past 25 years and has notified various insurers of the EPA's claims regarding the Zellwood Site. A number of those relevant insurance policies did not contain an exclusion for pollution. In 1992, Drum Service settled a claim with one insurer for an amount that covered a substantial portion of the costs Drum Service had incurred in dealing with the EPA and the DER. Drum Service has identified other umbrella liability policies for which coverage may also be available and has been approached by the insurer under two of those policies seeking a settlement. In addition, the former shareholders of Drum Service have agreed through a contribution agreement with the Company to bear any liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities and expenses exceed the Company's insurance recoveries.

     The Company does not know when, if ever, the EPA may make a claim against Drum Service regarding the Zellwood Site. Further, the Company cannot estimate the amount of any such claim or, in light of the existence of other PRPs, the extent of any liability of Drum Service or whether any such liability would have a material adverse effect on the Company or its financial condition or results of operations. The Company and Drum Service will continue to determine the availability of additional insurance coverage for this matter.

     Possible Volatility of Stock. The Common Stock is quoted and traded on The Nasdaq National Market, although no assurance can be given that an active trading market for the Common Stock will continue. The market price of the Common Stock may be subject to significant fluctuations from time to time in response to numerous factors, including variations in the reported financial results of the Company and changing conditions in the economy in general or in the Company's industry in particular. In addition, the stock markets experience significant price and volume volatility from time to time, which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

     Shares Eligible for Future Sale. The market price of Common Stock may be adversely affected by the sale, or availability for sale, of substantial amounts of Common Stock in the public market. As of June 18, 1998, the Company had approximately 18.9 million shares of Common Stock outstanding. After giving effect to the registration of the shares of Common Stock covered by this Prospectus, approximately 6.5 million shares are freely tradeable. An additional approximately 2.1 million shares are, or after August 1, 1998 will be, eligible for resale pursuant to Rule 144 and Rule 145 of the Securities Act. These shares are owned by officers of the Company and its subsidiaries and former owners of acquired businesses.

     Dividends. The Company intends to retain its earnings for continued development of its businesses and does not intend to pay cash dividends on the Common Stock in the foreseeable future. In addition, the Credit Facility includes, and any additional credit facilities obtained in the future may include, restrictions on the Company's ability to pay dividends without the consent of the lender.

     Year 2000 Compliant Information Systems.  The Company uses software and related technologies throughout its businesses that may be affected by the so-called "Year 2000 problem." This problem, which is common to most businesses, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information after year 2000. The Company is in the process of modifying the software in its management information system so that all of such software will be year 2000 compliant. The Company believes that it will be able to modify all such software in time to minimize any detrimental effects on operations. There can be no assurance, however, that the Company will timely complete such modifications. Other operational areas that may be affected by year 2000 issues
are being studied.   Failure of the Company, its vendors or its customers to
have in place year 2000 compliant systems could have a material adverse affect on the Company.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock has traded on The Nasdaq National Market under the symbol "PALX" since March 20, 1997, the date of the Company's initial public offering. The following table sets forth the range of high and low sale prices for the Common Stock, as reported on The Nasdaq National Market, for the period from March 20, 1997 through June 15, 1998. During 1997, the Company changed its fiscal year-end to the last Sunday of each December from a fiscal year ending on the last Sunday of each November.

                                                                  High     Low
                                                                 ------   ------

FISCAL YEAR 1997
     Second Quarter (March 20, 1997 - June 1, 1997)              $10.25   $ 7.75
     Third Quarter (June 2, 1997 - August 31, 1997)              $14.25   $ 9.63
     Fourth Quarter (September 1, 1997 - December 28, 1997)      $15.88   $11.25

FISCAL YEAR 1998
     First Quarter (December 29, 1997 - March 29, 1998           $15.00   $11.13
     Second Quarter (March 30, 1998 - June 26, 1998)             $13.38   $ 9.25


     On June 26, 1998, the last reported sale price of the Common Stock on The Nasdaq National Market was $9.75 per share. On the same date, there were approximately 152 stockholders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company intends to retain all of its earnings, if any, to finance the expansion of its business and for general corporate purposes, including future acquisitions, and does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. In addition, the Credit Facility includes, and any additional credit facilities established in the future may include, restrictions on the ability of the Company to pay dividends without the consent of the lender. In addition, any payment of dividends in the future will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Board of Directors deem relevant.

                                    BUSINESS

INTRODUCTION

     PalEx was formed in January 1996 to create a national provider of pallets and related services. Concurrently with the closing of the Offering, PalEx acquired three businesses engaged in pallet manufacturing and recycling. Since that time, and through May 31, 1998, the Company acquired ten additional pallet companies, making it the largest producer of new pallets and the largest pallet recycler in the U.S. The Company provides a broad variety of pallet products and related services, including the manufacture and distribution of new pallets; the recycling of pallets (including used pallet retrieval, repair, remanufacture and secondary marketing); and the processing and marketing of various wood-based by-products derived from pallet recycling operations. The Company currently conducts its pallet operations from 38 facilities in Alabama, Arkansas, Arizona, California, Florida, Georgia, Illinois, Mississippi, North Carolina, Oklahoma, Pennsylvania, South Carolina, Texas, Virginia and Wisconsin. The Company intends to actively pursue additional acquisitions of pallet companies as part of its growth strategy.

     In separate transactions in February 1998, PalEx acquired Acme Barrel Company, Inc., Container Services Company, Consolidated Container Corporation and Drum Service Co. of Florida (collectively, the "Container Group"), expanding the Company's operations into the industrial container management industry. As a result of these acquisitions, the Company is now the largest reconditioner of steel drums in the U.S. The Company currently conducts drum reconditioning operations from 12 facilities in California, Colorado, Florida, Georgia, Illinois, Kansas, Minnesota, Utah and Washington. The Company intends to actively pursue additional acquisitions of steel drum reconditioners as part of its growth strategy.

     The Company believes that it is in a position to capitalize on the significant trends currently affecting product manufacturing and distribution practices throughout the U.S., including the increasing reliance by shippers and logistics agents on a smaller number of better capitalized, more sophisticated vendors. The Company also anticipates that, once the individual operations of the Container Group are integrated with the Company's operations, its acquisition of the Container Group will result in synergies and economies of scale by allowing the combined enterprises to more efficiently utilize their transportation fleets and systems, cross-sell services and products to the combined enterprises' customers and combine duplicate administrative functions.

     The Company's executive offices are located at 1360 Post Oak Blvd., Suite 800, Houston, Texas 77056, and its telephone number at that address is (713) 350-6030.

PALLET INDUSTRY OVERVIEW

     Based on information supplied by industry sources, the Company estimates that the U.S. pallet industry generated revenues of approximately $6 billion in 1996 and that it is served by approximately 3,800 companies, most of which are small, privately held entities operating in only one location and serving customers within a limited geographic radius. The industry generally is composed of companies that manufacture new pallets and companies that repair and recycle pallets. The Company estimates, based on industry sources, that during 1996 approximately 450 million new wooden pallets were produced and approximately 85 million wooden pallets were recycled. The Company estimates there are more than two billion pallets in circulation in the U.S. today.

     A pallet is a platform, usually made of wood, that is used for storing and shipping goods. Pallets are used in virtually all U.S. industries where products are physically distributed, including the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retail, and steel and metals industries. Pallets come in a wide range of shapes and sizes. Although most pallets are made of wood, they may also be made of steel, plastic, cardboard, molded wood fiber and other materials to satisfy smaller niche markets. The Company believes that there are over 1,000 different sizes and specifications of pallets used in North America. The grocery industry, which utilizes approximately one-third of all new pallets produced, uses a standard size 48" x 40" pallet, although many different styles and specifications are manufactured for use in that industry. Other industries use pallets having specifications that are appropriate for their particular needs. Based on information supplied by industry sources, the Company believes that in 1996 over 90% of the pallets used were of the traditional wooden type, fabricated from lumber and metal fasteners. The wooden pallet has traditionally been the basis for the design of storage racks, warehouse storage areas, forklifts, docks and containers used in shipping goods.

     The pallet industry has experienced significant changes and growth during the past several years. These changes are due, among other factors, to the focus by FORTUNE 1000 businesses on improving the logistical efficiency of their manufacturing and distribution systems. This focus has caused many of these businesses to attempt to reduce significantly the number of vendors serving them in order to simplify their procurement and product distribution processes. It also has prompted large manufacturers and distributors to outsource key elements of those processes that are not within their core competencies and to develop just-in-time procurement, manufacturing and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand for a high quality source of pallets has increased. Palletized freight facilitates movement through the supply chain, reducing costly loading and unloading delays at distribution centers and warehouse facilities. However, the use of low-quality or improperly sized pallets may increase the level of product damage during shipping or storage. As a result, there has been an increased demand for high-quality pallets in an attempt to reduce product damage during shipping and storage.

     The broad changes affecting U.S. industry have created significant demand for higher quality pallets distributed through an efficient, more sophisticated system. Environmental and cost concerns have also accelerated the trend toward increased reuse or "recycling" of previously used pallets, further increasing the importance of the quality of newly manufactured pallets.

STEEL DRUM RECONDITIONING INDUSTRY OVERVIEW

     According to industry sources, steel drum recyclers and reconditioners process an estimated 40 million drums annually, which represents approximately $500 million in revenues and includes approximately 160 reconditioners. Steel drums are part of the non-bulk industrial packaging industry and are found in virtually every industrial facility. The 55 gallon steel drum is used to transport and store products primarily for the petroleum, chemical, coatings, agricultural and food processing industries.

     Companies that use steel drums can choose between new and reconditioned steel drums. Reconditioned steel drums are previously used drums that are cleaned, repaired and refurbished and are a cost effective alternative to new drums. Steel drums can typically be reconditioned and reused six to eight times and can then be scraped and recycled. Similar to many other recycling industries, drum reconditioners return a useful product to the market place and solve a major disposal problem that would otherwise severely burden industry and municipalities.

     There are two basic types of steel drums - open top and closed top. Open top drums are those containers that have a removable top that is fastened to the drum by a locking ring. Open top drums are reconditioned using a thermal process using high temperature furnaces. Open top drums are generally used for agricultural purposes and for viscous materials, such as paints, coatings, greases and adhesives. Closed top drums are those in which the top is an integral part of the drum's construction. These drums are reconditioned using a chemical washing process. Closed top drums are typically used for solvents, resins and most petroleum products.

     Steel drum reconditioners tend to be regionally located in the more industrialized areas of the country and certain agricultural areas such as the West Coast and Florida. These companies are regionally located because of the unfavorable freight costs of shipping empty drums long distances.

DESCRIPTION OF SERVICES

     New Pallet Manufacturing. New pallet manufacturing represented approximately 69% and 61%, respectively, of the Company's revenues for the fiscal year ended December 28, 1997 and the quarter ended March 29, 1998. The manufacturing process for new pallets at each of the Company's facilities is generally the most capital intensive part of the business, with the majority of assembly and construction being automated. New pallets are manufactured from an assortment of wood products, varying in type and quality, with construction specifications being determined by the pallet's end use. The Company believes that approximately 70% of the wood used in new pallets manufactured in North America consists of hardwoods (including oak, poplar, alder and gum), with the balance consisting of pine or other softwoods.

     The Company uses sawing equipment that cuts large wood sections to specification. The cut wood is then transported to assembly points where employees load the side boards ("stringers") and deck boards into nailing machines that nail the pallets together. After construction is completed, pallets are transported to a stacker for shipment or storage. More customized or smaller orders may be manufactured by hand on assembly tables by two laborers utilizing pneumatic nailers. The Company typically manufactures pallets upon receipt of customer orders and generally does not maintain a significant inventory of completed pallets.

     Pallet Repair, Remanufacture and Recycling. Many new pallets are discarded by pallet users after one trip. However, pallets can be recovered, repaired, if necessary, and reused. In addition, used pallets that are beyond repair can be disassembled, and the recovered lumber can be reused to repair used pallets. Pallet repair and recycling operations begin with the retrieval or purchase of used pallets from a variety of sources. The condition and size of these pallets vary greatly. Once obtained, the pallets are sorted by size and condition. A portion of the pallets may require no repair and can be resold or returned immediately. Repairable pallets have their damaged boards replaced with salvaged boards or boards from new stock inventoried at the repair facility. Pallets that cannot be repaired are dismantled, and the salvageable boards are recovered for use in repairing and building other pallets. The remaining damaged boards may be ground into wood fiber, which the Company sells for use as landscaping mulch, fuel, animal bedding, gardening material and other uses. Despite recent increasing automation, pallet recycling remains a labor intensive process. Non-CHEP pallet repair, remanufacturing and recycling represented approximately 12% and 20%, respectively, of the Company's revenues for the 1997 fiscal year and the quarter ended March 29, 1998.

     Drum Reconditioning. Although the drum reconditioning process varies slightly throughout the industry, two basic processes are used to recondition steel drums, depending on whether the drums to be reconditioned are closed top drums or open top drums.

     Closed top drums are typically used to transport and store oils, solvents and flowable resins and are steel containers with 2" and 3/4" head openings in the top of the drum. Closed top drums are reconditioned by cleaning the interior of the drum at a series of high-pressure alkaline and acid flush-and-rinse stations. Pneumatic machinery reshapes the drum by removing dents and restoring chimes (the top and bottom lid seals). Pressure tests are then performed to check each drum for leakage, which tests are required by Department of Transportation regulations. The old exterior coatings are stripped from the drums with an alkaline solution and steel -shot blasting. New decorative coatings are then applied and baked on to provide a new durable exterior finish. The thermal treatment used on open top drums can not be used on closed top drums unless the drum heads are removed.

     A steel drum with a fully removable head is referred to as an open top drum. This type of drum is used for a number of agricultural and industrial applications such as for storing and shipping citrus, berries, foodstuffs, adhesives and coatings. Open top drums are reconditioned using a thermal process. This process involves passing drums through a furnace that is heated to approximately 1,200 degrees Fahrenheit and vaporizing any residual materials inside the drums. Residual chemicals and compounds created from this process are then drawn into an afterburner and destroyed by temperatures approaching 1,850 degrees Fahrenheit. Steel-shot blasting then strips old finishes from both the interiors and exteriors of drums. After the shot blasting process, the drums pass through a series of hydraulic and pneumatic equipment to restore the drums' shape and integrity. Finally, new interior protective and exterior decorative coatings are baked onto the drums.

     When closed top drums contain residues that can not be purged through the standard procedures described above, the drums are converted to open top drums by cutting off the heads of the drums. The drums are then reconditioned as open top drums and (i) are used as converted open top drums or (ii) are reseamed and have new heads installed so that they can be re-used as a slightly shorter closed top drum.

     Waste separated from drums in the reconditioning process is packaged and shipped to appropriate landfills or incinerated in accordance with strict environmental controls. Worn out drums that can no longer be reconditioned are subjected to reconditioning cleaning processes so that they are acceptable raw material for scrap metal processors.

     On a pro forma basis, drum reconditioning represented approximately 28% and 25%, respectively, of the Company's revenues for the 1997 fiscal year and the quarter ended March 29, 1998.

     Container Management. Container management is the process of providing a combination of services related to a customer's pallet or drum usage, including the manufacture, repair, retrieval, delivery and storage of pallets or the reconditioning, retrieval, delivery and storage of drums, as well as the disposal of unusable drums or pallets and component parts. In a typical arrangement, the Company will contract with a customer to remove all pallets or drums from a particular location and transport them to the Company's repair or reconditioning facility. The pallets or drums are sorted and repaired or reconditioned as needed and sold to third parties, returned to either the customer or its supplier, or placed in storage and made available for return to service ("depot services"). In a typical arrangement, the Company will contract with a customer to perform any or all of the management services available. Although in the early stages of development, the Company believes there are significant opportunities to manage customers' entire shipping container and platform requirements and that it is in a unique position to develop and offer these services.

ACQUISITIONS

     Since the Company's initial three acquisitions in connection with its initial public offering in March 1997 and through May 31, 1998, the Company has purchased ten pallet companies in separate transactions, four of which were accounted for as poolings-of-interest. These ten companies operate 18 facilities in six states and had pro forma revenues of approximately $110.8 million for the Company's fiscal year ended December 28, 1997 and approximately $27 million for the quarter ended March 29, 1998. The aggregate consideration for these acquired companies was approximately 3.7 million shares of Common Stock, approximately $25.4 million in cash and approximately $7.2 million principal amount of convertible notes.

     In February 1998, PalEx Container Systems, Inc., a wholly owned subsidiary of the Company, acquired the companies in the Container Group, which conducted operations from 13 facilities in nine states and which had fiscal year 1997 pro forma revenues of approximately $90.9 million and pro forma first quarter revenues of approximately $20.1 million. The Container Group acquisitions occurred in four separate transactions, three of which were accounted for as poolings-of-interests. The aggregate consideration for the Container Group acquisitions consisted of approximately 4.2 million shares of Common Stock and approximately $26.2 million in cash.

OPERATIONS

     The Company centralizes its consolidated financial reporting, cash management, training, human resources, safety and merger and acquisition activities. The Company otherwise operates on a decentralized basis, with the management of each operating location responsible for its day-to-day operations, profitability and growth. Local management uses the Company's "best practices" program, which seeks to replicate acquired companies' best practices throughout the entire Company with respect to operations and processes, transportation and other logistical activities, worker training and participation programs, financial controls, and purchasing information in order to improve productivity, reduce operating costs and improve customer satisfaction to stimulate internal growth.

SALES AND MARKETING

     The Company currently sells to pallet and drum customers within the various geographic regions in which the Company conducts operations. The primary sales and marketing activities involve direct selling by the Company's sales force and by members of senior management to local and regional customers at the plant level and to large accounts and target industries more broadly on a geographic basis. Because pricing is a function of regional material and delivery costs, pricing is established at the regional level.

     Because many of the Company's customers need pallets and/or container management services on a national scale, the Company is developing a national sales and marketing plan to provide such services at many locations throughout the U.S. and to effectively cross-sell products and services between pallet and drum customers. The Company seeks to continue to develop a network of facilities that will allow these customers to: (i) centralize purchases of new and recycled pallets, reconditioned drums and container management services;
(ii) obtain convenient and dependable service and a consistent supply of uniform quality pallets, reconditioned drums and container management services; (iii) achieve greater efficiencies in their shipping platform and container use; and
(iv) meet corporate recycling goals. The Company has developed relationships with several national customers and intends to attempt to provide service to these and numerous other customers on a local, regional and national basis. The shipping platform and container management needs of national companies are not uniform, and the Company intends to tailor its national programs for each customer. These programs include a combination of sourcing, retrieving, repairing and recycling pallets and drums according to individual customer requirements.

CUSTOMERS

     The Company seeks to efficiently serve large numbers of customers across diverse markets and industries to provide a stable and diversified base for ongoing sales of products and services in all its operations.

     Customers of the Company include companies in the automotive, chemical, consumer products, grocery, produce and food production, petroleum, paper and forest products, retail, and steel and metals industries and are both regional and national in scale. Because a significant part of the Company's products and services are sold to customers engaged in the produce and citrus industries, the Company's sales volumes in certain regions tend to be seasonal.

     On April 29, 1998, the Company notified its largest customer, CHEP, that PalEx was terminating all its existing agreements with CHEP. CHEP operates a national pallet leasing program that provides 48" x 40" pallets primarily to grocery and consumer products customers throughout the U.S. for a daily fee.
The Company has manufactured and repaired pallets for CHEP and has provided a variety of logistical services with respect to CHEP's pallet pool, including the storage and just-in-time delivery of pallets. CHEP currently does not manufacture or repair pallets. During the fiscal year ended December 28, 1997 and the quarter ended March 29, 1998, approximately 35% and 21%, respectively, of the Company's revenues were from its services to CHEP.

     The Company's CHEP business had become far less profitable in recent periods than it had been historically. When the Company was unable to successfully address this situation with CHEP, management determined that it was in the Company's best long-term interest to terminate its CHEP relationship and redirect its resources toward higher margin businesses.

     Effective on April 29, 1998, the Company ceased supplying CHEP with new pallets and provided advance notice (generally, ten to sixty days) under contractual arrangements to discontinue repair and depot services for CHEP. The termination of the Company's relationship with CHEP is expected to affect the operations of certain of the Company's facilities in the southeastern and western United States. Certain of the Company's facilities dedicated to CHEP production will be closed. Operations at certain other facilities will be reduced or converted to alternative business activities. Management expects reductions in the work force to occur. The Company's results of operations for the quarter ended June 28, 1998 will include an after tax charge to continuing operations of between $1.0 and $3.0 million representing management's estimate of the restructuring costs associated with the conversion or closing of facilities. Management is in the process of evaluating the impact on earnings of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" for possible application.

MANAGEMENT INFORMATION AND CONTROLS

     The Company's consolidated accounting and financial reporting activities are centralized at its operational headquarters in Bartow, Florida, while basic accounting activities are conducted at the regional level. The Company believes that its current information systems hardware and software are adequate to meet current and perceived needs for financial reporting and internal management control information and other necessary information. The Company believes this system enhances its ability to: (i) monitor each regional operation; (ii) prepare both operations and capital asset budgets and budget variances; (iii) assimilate newly acquired operations into its network through standard reporting mechanisms; (iv) implement operational and productivity measurements and benchmarking; and (v) conduct individual customer profitability analysis.

RAW MATERIALS

     Pallets. The primary raw materials used in new pallet manufacturing are lumber and plywood. The Company has long-term relationships with its lumber and plywood vendors, and the Company believes that these relationships, as well as its ability to pursue larger volume purchases, will help to ensure adequate lumber supplies at competitive prices in the future. During the fiscal year ended December 28, 1997, the Company purchased lumber and plywood from over 175 vendors. Two of these vendors accounted for approximately 7% and 6%, respectively, of the Company's total lumber purchases during the fiscal year ended December 28, 1997. The Company does not believe that the loss of either of these vendors would materially adversely affect its financial condition or results of operations. The Company intends to continue to pursue a strategy of purchasing and upgrading low-grade and alternative sources of lumber as well as exploiting pricing aberrations and market trends to take advantage of lower prices in the marketplace as they occur.

     Pallet prices are closely related to the changing costs and availability of lumber, the principal raw material used in the manufacture and repair of wooden pallets. Typically, lumber prices fall in oversupplied lumber markets, enabling small pallet manufacturers with limited capital resources to procure lumber and initiate production of low-cost pallets, depressing pallet prices overall and adversely affecting the Company's revenues and operating margins. While the Company believes that it will benefit from strong relationships with multiple lumber suppliers, there can be no assurance that the Company will be able to secure adequate lumber supplies in the future. Lumber supplies and costs are affected by many factors outside the Company's control, including governmental regulation of logging on public lands, lumber agreements between Canada and the U.S. and competition from other industries that use similar grades and types of lumber. In addition, adverse weather conditions may affect the Company's ability to obtain adequate supplies of lumber at a reasonable cost. In 1997, the Company experienced higher lumber costs resulting from high demand and the impact of wet weather on the harvesting of hardwood timber in the southeast regions of the U.S. The Company tries to take advantage of the price volatility of lumber by buying additional quantities of lumber when prices are favorable and storing the inventory for later use. The Company also is able to buy low-quality lumber and upgrade such lumber at its own plants. Though the Company has studied the broad use of alternative materials for the manufacture of pallets, such as plastic, management believes that there is not currently an available alternative raw material that possesses the tensile strength, recyclability and low cost of wood. The Company continues to evaluate alternatives to wood and is receptive to their future use in pallet production.

     The Company sources the majority of its pallets for reconstruction from businesses that use pallets and from trucking companies. Businesses that receive and ship a significant amount of goods are generally good sources for used pallets. Often the pallets they receive are damaged or do not meet their size or other specifications for internal systems or shipping. As a result, these businesses accumulate pallets that can be recycled. The Company identifies these sources through establishing relationships with pallet users and by direct solicitation, telemarketing and advertising. The Company generally achieves timely pallet removal by placing a trailer at a source which loads unwanted pallets onto the trailer. The Company then removes the load of pallets at the same time it delivers recycled pallets to the pallet user. In some cases, the Company is paid a tipping fee for hauling away the used pallets or is allowed to take the pallets away at no charge; in other cases, the Company buys the used pallets.

     Drum Reconditioning. Drum demand in certain regions of the United States has required more drums to be shipped outside of the region than are shipped into the region. Consequently, the acquisition costs of used drums, the primary raw materials for reconditioned drums, in these regions are significantly higher since the used drum deficit must be replaced by collecting and shipping used drums from over 250 miles away. The West Coast and Southeast are regions that tend to be net exporters of open top drums because of their emphasis on agriculture. The Midwest, on the other hand, tends to be a significant accumulator of drums because of its greater industrial content and usage of petroleum products, coatings and chemicals.

COMPETITION

     Pallets. The Company believes that the principal competitive factors in the pallet industry are price, quality of services and reliability. With over 3,800 industry participants, the pallet manufacturing industry has been, and is expected to remain, extremely fragmented and highly competitive. Though several companies have attempted to establish national pallet operations, most of the Company's competitors are small, privately held companies that operate in only one location and serve customers within a limited geographic radius.
Competition on pricing is often intense, and the Company may face increasing competition from pallet leasing or other pallet systems providers, which are marketed to new pallet purchasers as less expensive alternatives. CHEP's pallet leasing system competes with new pallet sales to the grocery and wholesale distribution industries, and may expand into other industries in the future. In addition, pallet manufacturing and recycling operations are not highly capital intensive, and the barriers to entry in such businesses are minimal. Certain other smaller competitors may have lower overhead costs and, consequently, may be able to manufacture or recycle pallets at lower costs than the Company.
Other companies with significantly greater capital and other resources than the Company (including CHEP) may enter or expand their operations in the pallet manufacturing and recycling businesses in the future, changing the competitive dynamics of the industry. The Company has in the past and will continue to compete with lumber mills in the sale of new pallets. The lumber mills typically view pallet manufacturing as an opportunity to use the lower grade lumber that would otherwise be waste for the mill. While the Company estimates, based on industry sources, that non-wooden pallets currently account for less than 10% of the pallet market, there can be no assurance that the Company will not face increasing competition from pallets fabricated from non-wooden components in the future.

     The Company's wholly owned subsidiary Sonoma Pacific is a party (with its former stockholders) to non-competition agreements which may restrict until July 31, 1998, Sonoma Pacific's (and its affiliates' or such former stockholders') ability to engage in any activity or business enterprise or own an interest in any entity which engages in any activity or business enterprise which competes with First Alliance Logistics Management, L.L.C. (the "Alliance"), an organization of pallet recyclers and manufacturers created to pursue the national and global marketing and management of pallet systems, including the sale or leasing of pallets. The Company's wholly owned subsidiary Interstate and its former stockholder were parties to similar non-competition agreements that terminated on January 14, 1998. Interstate, Sonoma Pacific and their former stockholders (including current officers of the Company's subsidiaries and a current director of the Company) joined the Alliance in October 1995 and in connection therewith executed agreements pursuant to which each agreed not to compete with the business of the Alliance for a period of one year from withdrawal. Interstate and Stephen C. Sykes, its former sole stockholder and a director of the Company, notified the Alliance of such withdrawal on January 14, 1997, in connection with Interstate's agreement to merge with a subsidiary of PalEx. In response, the Alliance notified Interstate of its intent to enforce the terms of the non-competition agreements as it may deem appropriate. The Alliance has not yet commenced legal proceedings, however, and the Company does not know when, if ever, such proceedings might be commenced. Sonoma Pacific withdrew from the Alliance effective July 31, 1997. The non-competition agreements explicitly exclude from their coverage any product or services sold or offered by Interstate or Sonoma Pacific at the time they became members of the Alliance. Because Interstate and Sonoma Pacific were engaged in the manufacture and recycling of pallets in October 1995 and continue in these business lines currently, the Company believes that the non-compete agreements do not apply to Interstate's and Sonoma Pacific's current businesses. The Alliance could seek either injunctive relief or monetary damages from Interstate and Sonoma Pacific. However, given the expiration of Interstate's non-competition agreement and the short duration of Sonoma Pacific's non-competition agreement and the exclusion of the businesses currently conducted by Interstate and Sonoma Pacific, the Company believes that such agreements, even if enforced, would not have a material adverse effect on its operations.

     Drum Reconditioning. Drum reconditioning businesses generally compete on three criteria: price, manufacturing responsiveness and delivery performance. Customers typically give less than 24 hours notice for a majority of orders. This practice requires reconditioners to maintain flexibility in their manufacturing capacity across product lines, carry sufficient levels of inventory to meet customer demands and develop distribution systems with rapid pick-up and delivery capabilities. Although the primary competitive criteria is price, the increasing movement toward just-in-time delivery increases the importance of customer service.

     Transportation and regulatory requirements are key competitive factors in the drum reconditioning industry. Due to the high costs of transporting drums, the competitive range of a reconditioning facility is approximately 250 miles. In addition, drum reconditioning operations are subject to significant regulatory oversight, which makes it difficult to open new facilities. For instance, as previously discussed, open top drum reconditioning operations require the use of large furnaces, the use of which require regulatory permits. According to industry sources, less than five new furnace permits have been granted in the last 10 years in the U.S.

EMPLOYEES

     At March 15, 1998, the Company had approximately 2,800 employees, approximately 705 of which were employees of the Container Group. Approximately 375 employees of the Container Group at three locations are covered by collective bargaining agreements. The Company has not experienced any work stoppage and believes that its relationship with its employees is satisfactory.

REGULATION

     General. All of the Company's businesses are subject to evolving environmental, health, safety, and transportation laws and regulations at the federal, state, and local levels. These regulations are administered by the EPA and various other federal, state, and local environmental, zoning, health, and safety agencies, many of which periodically examine the Company's operations to monitor compliance with such laws and regulations.

     The Container Group's businesses are subject to extensive regulations governing siting, design, operations, monitoring, site maintenance and corrective actions. Many drums received by the Container Group for reconditioning may have contained products classified as a solid waste, a hazardous substance, or a hazardous waste by applicable laws or regulations. The Container Group must ensure that used drums received for reconditioning are "empty" as determined by applicable EPA regulations. Otherwise, such used drums are classified as hazardous wastes and must be handled and disposed of in an expensive manner in accordance with stringent regulatory requirements. In addition, in order to construct and operate a furnace for open top drum reconditioning, the Company must obtain and maintain one or more construction or operating permits and licenses and, in certain instances, applicable zoning approvals. Obtaining the necessary permits and approvals is difficult, time-consuming and expensive. Maintaining the necessary permits is also a significant effort. Once obtained, operating permits are subject to modification and revocation by the issuing agency.

     Compliance with current and future regulatory requirements may require the Company, as well as others in the steel drum reconditioning industry, from time to time, to make significant capital and operating expenditures. The Company makes a continuing effort to anticipate regulatory, political, and legal developments that might affect operations, especially the operations of the Container Group, but it will not always be able to do so. The Company cannot predict the extent to which any legislation or regulation that may be enacted, amended, repealed, interpreted, or enforced in the future may affect the
operations of the Container Group or other businesses of the Company.   Such
actions could adversely affect the Company's operations or impact the Company's financial condition or earnings for one or more fiscal quarters or years.

     Governmental authorities have the power to enforce compliance with regulations and permit conditions, to obtain injunctions or to impose civil or criminal penalties in case of violations. During the ordinary course of its operations, the Container Group or other subsidiaries of the Company may from time to time receive citations or notices of violations or orders from such authorities. Upon receipt of such citations or notices, the subsidiaries will work with the authorities to address their concerns. Failure to be in full compliance with applicable governmental requirements could lead to civil or criminal penalties, curtailed operations, facility closures, or the inability to obtain or retain necessary operating permits. In addition, the Company or its subsidiaries could be responsible for the remediation of an off-site source through its status as a transporter of certain chemicals.

     As a result of changing government and public attitudes in the area of environmental regulation and enforcement, management anticipates that changing requirements in health, safety, and environmental protection laws will require the Container Group to continually modify or replace various facilities and alter methods of operation at costs that may be substantial. Substantial expenditures are incurred by the Container Group in the operation of its businesses in order to comply with the requirements of environmental laws. These expenditures relate to waste stream containment and treatment, facility upgrades and corrective actions. The majority of these expenditures are made in the normal course of the Container Group's businesses and neither materially adversely affect the Company's earnings nor place the Company at any competitive disadvantage. Although the Company, to its knowledge, is currently in compliance in all material respects with all applicable federal, state, and local laws, permits, regulations, and orders affecting its operations where noncompliance would result in a material adverse effect on the Company's financial condition, results of operations or cash flows, there is no assurance that the Company will not have to expend substantial amounts for environmental matters in the future.

     The Container Group expects to grow in part by acquiring existing drum reconditioning operations. Although the Company conducts due diligence investigations of the past waste management practices and the environmental condition of the businesses that it acquires, it can have no assurance that, through its investigation, it will identify or quantify all potential environmental problems or risks. As a result, the Company may have acquired, or may in the future acquire, properties that have environmental problems and related liabilities. The Company seeks to mitigate the foregoing risks by obtaining environmental representations and indemnities from the sellers of the businesses that it acquires or requiring remediation of known environmental contamination before acquisition. However, there can be no assurance that the Company will be able to rely on any such actions if an environmental liability exists.

     Federal Regulation. The primary U.S. federal statutes affecting the business of the Company are summarized below. These statutes regulate activities such as discharges of hazardous substances and waste to air and water and permitting, as well as handling and disposal practices for solid and hazardous wastes.

     The Solid Waste Disposal Act ("SWDA"), as amended by the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"). The SWDA and its implementing regulations establish a framework for regulating the handling, transportation, treatment, and disposal of hazardous and nonhazardous waste. They also require states to develop programs to ensure the safe disposal of solid waste in landfills. Container residues may be hazardous waste under RCRA or the corresponding state regulations and as such require special handling, transporting, storing and disposal of not only the residues but also the containers. The Company, as well as other entities with drum reconditioning operations, could incur significant costs in complying with such regulations; however, the Company does not believe that the costs of complying with such standards will have a material adverse effect on its operations.

     The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"). CERCLA, among other things, provides for the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment and the recovery of natural resource damages. Courts have interpreted CERCLA to impose strict, retroactive, joint and several liability for the costs of cleanup and for damages to natural resources upon the present and former owners or operators of facilities or sites from which there is a release or threatened release of hazardous substances with limited defenses. Generators of hazardous substances and transporters are also strictly liable. As a practical matter, at sites where there are multiple responsible parties for a cleanup, the costs of cleanup are typically allocated according to a volumetric or other standard among the parties. Under the authority of CERCLA and its implementing regulations, detailed requirements apply to the manner and degree of remediation of facilities and sites where hazardous substances have been or are threatened to be released into the environment. Also, CERCLA imposes substantial penalties for failure to report the release of a hazardous substance.

     Liability under CERCLA is not dependent upon the intentional disposal of "hazardous wastes," as defined under RCRA. Such liability can be imposed upon the release or threatened release, even as a result of lawful, unintentional, and non-negligent action, of any one of more than 700 "hazardous substances," including very small quantities of such substances. CERCLA requires the EPA to establish a National Priorities List ("NPL") of sites at which hazardous substances have been or are threatened to be released and which require investigation or cleanup. Because of the extremely broad definition of "hazardous substances," the same is true of other industrial properties with which the Company or its predecessors has been, or with which the Company may become, associated as an owner or operator. Consequently, if there is a release or threatened release of such substances into the environment from a site currently or previously owned or operated by the Company, the Company could be liable under CERCLA for the cost of removing such hazardous substances at the site, remediation of contaminated soil or groundwater, and for damages to natural resources, even if those substances were deposited at the Company's facilities before the Company acquired or operated them.

     The Federal Water Pollution Control Act of 1972 (the "Clean Water Act"). The Clean Water Act regulates the discharge of pollutants into streams, rivers, lakes or the ocean from a variety of sources, including nonhazardous solid waste disposal sites. The Clean Water Act regulates storm water runoff and indirect discharges and the Company is required to apply for and obtain discharge permits, conduct sampling and monitoring, and, under certain circumstances, reduce the quantity of pollutants in those discharges. The Clean Water Act provides civil, criminal, and administrative penalties for violations of its provisions.

     The Clean Air Act. The Clean Air Act provides for the federal, state, and local regulation of the emission of air pollutants. These regulations impose emission limitations and monitoring and reporting requirements on various operations of the Company, including the operations of the Container Group's open top drum reconditioning furnaces. The costs of compliance with Clean Air Act permitting and emission control requirements are not anticipated to have a material adverse effect on the Company.

     State and Local Regulation. The states in which the Company operates have their own laws and regulations that may be more strict than comparable federal laws and regulations governing hazardous and nonhazardous solid waste disposal, water and air pollution, releases and cleanup of hazardous substances and liability for such matters. The states also have adopted regulations governing the permitting and operation of furnaces such as those used in the open top drum reconditioning operations of the Container Group. The Container Group's facilities and operations are likely to be subject to many, if not all, of these types of requirements.

     Zellwood Superfund Site. In February 1998, a wholly owned subsidiary of the Company acquired Drum Service of Florida, a steel drum reconditioning company with a facility in Florida ("Drum Service"). In 1982, Drum Service was notified by the EPA and the DER that Drum Service had been identified as a PRP with respect to the Zellwood Groundwater Contamination Site in Orange County, Florida (the "Zellwood Site"). The Zellwood Site was designated a "Superfund" environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to the site. The Drum Service facility is located on a portion of the 57 acres constituting the Zellwood Site. The Company believes that Drum Service and its former sole shareholder were among approximately 25 entities and individuals identified as PRPs by the EPA.

     Between March 1990 and July 1996, the EPA issued various unilateral administrative orders and notices to Drum Service and the other PRPs regarding the Zellwood Site. Those orders and notices demanded reimbursement from the PRPs of approximately $2 million of the EPA's costs related to the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $5.1 million. Drum Service and the other PRPs did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing its previous orders.

     Drum Service has maintained comprehensive general liability insurance coverage over the past 25 years and has notified various insurers of the EPA's claims regarding the Zellwood Site. A number of those relevant insurance policies did not contain an exclusion for pollution. In 1992, Drum Service settled a claim with one insurer for an amount that covered a substantial portion of the costs Drum Service had incurred in dealing with the EPA and the DER. Drum Service has identified other umbrella liability policies for which coverage may also be available and has been approached by the insurer under two of those policies seeking a settlement. In addition, the former shareholders of Drum Service have agreed through a contribution agreement with the Company to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities and expenses exceed the Company's insurance recoveries.

     The Company does not know when, if ever, the EPA may make a claim against Drum Service regarding the Zellwood Site. Further, the Company cannot estimate the amount of any such claim or, in light of the existence of other PRPs, the extent of any liability of Drum Service or whether any such liability would have a material adverse effect on the Company or its financial condition or results of operations. The Company and Drum Service will continue to determine the availability of additional insurance coverage for this matter.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information as of June 18, 1998 regarding the beneficial ownership of the Common Stock by each of the Selling Stockholders. Unless otherwise indicated below, each Selling Stockholder has sole voting and investment power with respect to their shares of Common Stock.



                                                 Shares Beneficially                          Shares Beneficially
                                                Owned Before Offering       Number of        Owned After Offering/(1)/
                                                ---------------------      Shares Being      -------------------------
            Selling Stockholder                  Number      Percent         Offered            Number       Percent
            -------------------                  ------      -------       ------------         ------       -------
Acme Barrel Company Employee Stock
Ownership Plan/(2)/                            1,301,485       6.9          1,301,485             -           -
Michael Bank/(2)/                                  3,213        *               3,213             -           -
A.Y. Dworsky Marital Trust/(3)/                   19,656        *              19,656             -           -
Mischa Dworsky, as Trustee of the Mischa
Dworsky Revocable Trust Dated August 13,
1992/(3)/                                        294,795       1.6            294,795             -           -
Peretz Dworsky/(3)/                               24,239        *              24,239             -           -
John Phillip Dworsky/(3)/                         85,925        *              85,925             -           -
William B. Dworsky/(3)/                           85,925        *              85,925             -           -
Robert D. Ekedahl and Diana F. Ekedahl, as
Co-Trustees of the Ekedahl 1981 Revocable
Trust dated January 19, 1981/(4)/                538,590       2.8            120,894          417,696       2.2
Gregg C. Gibson and Judith M. Gibson, as
Co-Trustees of the Gibson 1982 Revocable
Trust dated December 30, 1982/(4)/               696,160       3.7            417,696          417,696       2.2
Mark Hansen/(2)/                                   3,213        *               3,213             -           -
Richard Hansen/(2)/                                3,213        *               3,213             -           -
Barton A. Kaminsky/(2)/                          106,021        *             106,021             -           -
Jordan Pearlman/(2)/                               4,819        *               4,819             -           -
Charles H. Perlman/(2)/                            4,819        *               4,819             -           -
Kurt Richardson/(2)/                               3,213        *               3,213             -           -
Mark B. Spitz/(2)/                                 3,213        *               3,213             -           -
Jonathan W.R. Stein/(3)/                          85,925        *              85,925             -           -

   -----------------------------

  *   Less than 1%

  (1) Assumes all of the shares offered are sold in this offering. There is no assurance, however, that the Selling Stockholders will sell all or any of such shares.

  (2) Former stockholders of Acme Barrel Company, Inc. or affiliated companies which were acquired by PalEx on February 23, 1998 in exchange for Common Stock.

  (3) Acquired shares of Common Stock in connection with the Company's acquisition of Consolidated Container Corporation on February 27, 1998. Mr. Stein is currently the President, and Messrs. Phillip Dworsky and William Dworsky are currently Vice Presidents, of Consolidated Container Corporation, a wholly owned subsidiary of the Company.

  (4) Former stockholders of Sonoma Pacific Company, which corporation was acquired by PalEx on August 1, 1997 in exchange for Common Stock. Mr. Gibson is currently the President of Sonoma Pacific Company, a wholly owned subsidiary of the Company.

  The Company will pay all costs and expenses incurred in connection with the registration under the Securities Act of the shares offered hereby including, but not limited to, all registration and filing fees, The Nasdaq National Market listing fee, printing expenses and fees and disbursements of counsel and accountants for the Company. The Selling Stockholders will pay all brokerage fees and commissions, if any, incurred in connection with the sale of the shares offered hereby.

                             PLAN OF DISTRIBUTION

      The shares of Common Stock registered hereunder and owned by the Selling Stockholders may be offered and sold by means of this Prospectus from time to time as market conditions permit in one or more transactions on The Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, or through a combination of such methods, at fixed prices, which may be changed, at prices and terms then prevailing or at prices related to the then-current market price, or at negotiated prices. These shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. The Selling Stockholders may also loan or pledge the shares registered hereunder to a broker-dealer and the broker-dealer may sell such loaned shares or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this Prospectus. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated.

      The Selling Stockholders and any broker-dealers who act in connection with the sale of the shares offered hereby may be deemed to be "underwriters" within the meaning of 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares of Common Stock covered by this Prospectus as principal might be deemed to be underwriting discounts and commissions under the Securities Act. In addition, the shares of Common Stock covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

      The Selling Stockholders will be subject to the applicable provisions of the Exchange Act, and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any shares of Common Stock by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

      The Company has agreed to bear all printing and certain legal, filing and other similar expenses of registration of the Common Stock offered hereby under federal and state securities laws. The Selling Stockholders will bear all other expenses of this offering, including brokerage fees and any underwriting discounts or commissions.

      In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                            VALIDITY OF SECURITIES

      The validity of the Common Stock offered hereby will be passed upon by Edward E. Rhyne, the Vice President and General Counsel of the Company. Mr. Rhyne holds options to purchase 100,000 shares of Common Stock, 16,250 of which are exercisable as of the date of this Prospectus or become exercisable within 60 days of such date.

                                    EXPERTS

    The financial statements of PalEx and subsidiaries, and the consolidated balance sheet of Consolidated Drum Reconditioning Co. as of December 31, 1997 and the related statements of income and accumulated earnings (deficit) and of cash flows for the year ended December 31, 1997, incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

    The consolidated balance sheet of Consolidated Drum Reconditioning Co., as of December 31, 1996 and the related statements of income and accumulated earnings (deficit) and of cash flows for the years ended December 31, 1996 and 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, and have been incorporated by reference from the Company's Form 8-K/A, as filed with the Commission on April 28, 1998, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

      The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, schedules and exhibits thereto the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is included as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in the Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. In addition, the Company is subject the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission

      The Registration Statement and the exhibits thereto and such reports, proxy statements and other information may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, IL 60661, and 7 World Trade Center, Suite 1300, New York, NY 10048 or on the Internet at http://www.sec.gov. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials may also be inspected and copied at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

================================================================================

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOT ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.



                             ______________________


                               TABLE OF CONTENTS

                                PAGE

INCORPORATION OF CERTAIN
 INFORMATION BY REFERENCE.......  2
THE COMPANY.....................  3
RISK FACTORS....................  3
PRICE RANGE OF COMMON STOCK.....  9
BUSINESS........................ 10
PLAN OF DISTRIBUTION............ 22
VALIDITY OF SECURITIES.......... 22
EXPERTS......................... 23
AVAILABLE INFORMATION........... 23


================================================================================




================================================================================

                               2,568,264 SHARES



                         [LOGO OF PALEX APPEARS HERE]



                                 COMMON STOCK



                            ______________________

                                  PROSPECTUS
                            ______________________



                              _________ ___, 1998


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


      The following table sets forth the expenses to be paid by the Company in connection with the offering described in this Registration Statement. All of such expenses (except the SEC Registration Fee) are estimated.


      SEC Registration Fee................................      $ 5,725
      Nasdaq National Market Listing Fees.................       36,500
      Accounting Fees and Expenses........................        3,000
      Legal Fees and Expenses.............................        2,000
      Miscellaneous.......................................          775
                                                                -------
      Total...............................................      $48,000
                                                                =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Subsection (a) of section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than by an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been made to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

      Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

      Article Eight of the Company's Amended and Restated Certificate of Incorporation states that:

      "No director of the corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article Eight shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders,
      (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article Eight shall apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
      If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended."

      In addition, Article VI of the Company's By-Laws further provides that the Company shall indemnify its officers, directors and employees to the full extent permitted by law.

      The Company has entered into indemnification agreements with each of its executive officers and directors which indemnifies such person to the fullest extent permitted by its Amended and Restated Certificate of Incorporation, its Bylaws and the DGCL. The Company also maintains directors' and officers' liability insurance coverage.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Exhibits

  EXHIBIT
    NO.                                            DESCRIPTION
                                                   -----------
     4.1    Specimen Common Stock Certificate (Incorporated by reference to
            Exhibit 4.1 to the Company's Registration Statement on Form S-1
            (Registration No. 333-18683))
     5.1    Opinion of Edward E. Rhyne as to the legality of the securities being registered
    23.1    Consent of Edward E. Rhyne (included in Exhibit 5.1)
    23.2    Consent of Arthur Andersen LLP
    23.3    Consent of Deloitte & Touche LLP
    25.1    Power of Attorney (contained on the signature page of this
            Registration Statement)



                                     I-B-2

ITEM 17. UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment of any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                     I-B-3

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 29, 1998.

                       PALEX, INC.

                       By:  /s/  VANCE K. MAULTSBY, JR.
                          --------------------------------------
                          Vance K. Maultsby, Jr.
                          President and Chief Executive Officer

      KNOW MEN BY ALL THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Sam W. Humphreys and Edward E. Rhyne, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statements filed by the Registrant pursuant to Rule 462 of the Securities Act of 1933, which relates to this Registration Statement, and to file same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

/s/ VANCE K. MAULTSBY, JR.      President and Chief Executive    June 29, 1998
-----------------------------    Officer (Principal Executive
Vance K. Maultsby, Jr.            Officer)


/s/ CASEY A. FLETCHER           Chief Accounting Officer         June 29, 1998
-----------------------------    (Principal Financial and
Casey A. Fletcher                 Accounting Officer)


/s/ TUCKER S. BRIDWELL          Director                         June 29, 1998
-----------------------------
Tucker S. Bridwell


/s/ A. JOSEPH CRUZ              Director                         June 29, 1998
-----------------------------
A. Joseph Cruz


/s/ JOHN E. DRURY               Director                         June 29, 1998
-----------------------------
John E. Drury


/s/ TROY L. FRASER              Director                         June 29, 1998
-----------------------------
Troy L. Fraser


/s/ A.E. HOLLAND                Director                         June 29, 1998
-----------------------------
A.E. Holland


/s/ SAM W. HUMPHREYS            Director                         June 29, 1998
-----------------------------
Sam W. Humphreys


/s/ ELLIOT S. PEARLMAN          Director                         June 29, 1998
-----------------------------
Elliot S. Pearlman


/s/ STEPHEN C. SYKES            Director                         June 29, 1998
-----------------------------
Stephen C. Sykes